

09040019

UN.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden	
hours per response...... 12.00	

SEC FILE NUMBER
8-   50763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/08_____ AND ENDING_____12/31/08_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **1st Bridgehouse Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

__800 Sawyer Bend Court, Suite 100__
(No. and Street)

__Franklin__   __Tennessee__   __37069__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Howard B. Landers   **(305) 669-5000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price CPAs, PLLC
(Name – *if individual, state last, first, middle name*)

__3825 Bedford Ave., Suite 202__   __Nashville__   __Tennessee__   __37215__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __L. Rainey Gray__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __1st BridgeHouse Securities, LLC__ , as of __December 31__ , 20 __08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

July 25, 2009 notary exp date

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*



Independent Auditor's Report

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

We have audited the accompanying statement of financial condition of 1st BridgeHouse Securities, LLC as of December 31, 2008 and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st BridgeHouse Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price CPAs, PLLC
February 27, 2009

PRICE CPAs, PLLC

3825 Bedford Ave., Suite 202	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Financial Condition
December 31, 2008

ASSETS

CURRENT ASSETS
Cash $ 27,364

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES
Accounts payable $ 4,087

MEMBERS' EQUITY
Members' capital   23,277

Total Liabilities and Members' Equity $ 27,364

See Independent Auditor's Report and Notes to the Financial Statements

REVENUES	
Investment banking fees	$ 1,567,815
Reimbursed expenses	12,826
Other income	750
Total Income	1,581,391
OPERATING EXPENSES	
Commissions	1,381,874
Regulatory fees	3,675
Professional fees	31,380
Dues and subscriptions	1,266
Bank service charges	671
Bad debts	1,094
Licenses and permits	8,181
Expense reimbursement	12,826
Other taxes	1,135
Total Expenses	1,442,102
OPERATING INCOME	139,289
Other Deductions	
Officer salary distributions	127,552
NET INCOME	$ 11,737

See Independent Auditor's Report and Notes to the Financial Statements

Members' Equity - Beginning of Year	$ 11,540
Net Income	11,737
Members' Equity - End of Year	$ 23,277

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	11,737
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Decrease in operating assets:		
Accounts receivable		3,686
Decrease in operating liabilities:		
Accounts payable		(396)
Other current liabilities		(2,700)
Total adjustments		590
Net cash provided by operating activities		12,327
NET INCREASE IN CASH		12,327
CASH - BEGINNING OF YEAR		15,037
CASH - END OF YEAR	$	27,364

See Independent Auditor's Report and Notes to the Financial Statements

1ST BRIDGEHOUSE SECURITIES, LLC
Notes to Financial Statements
December 31, 2008

Note 1 – Nature of Operations and Significant Accounting Policies

1st BridgeHouse Securities, LLC (the Company) is a boutique investment banking firm focused on private placements of senior and subordinate debt and equity securities to institutional and private investors and providing mergers and acquisition financial advisory services for medium to smaller firms. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed in 1998 as a Tennessee Limited Liability Company.

Basis of Accounting

The books and records of the Company are maintained on the accrual basis for financial reporting purposes, which means that revenue is recognized as it is earned and expenditures are recognized as incurred.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxpaying entity for federal income tax purposes, and, accordingly, no income tax expense or benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Members' individual income tax returns.

Use of Estimates

The preparation of financial statements, in accordance with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments approximate the carrying values of such amounts.

1ST BRIDGEHOUSE SECURITIES, LLC
Notes to Financial Statements (continued)
December 31, 2008

Note 2 – Credit Risk and Other Concentrations

The Company maintains its cash in bank deposit accounts at regional financial institutions, which at times, may exceed the FDIC limit. The Company has not experienced any losses in such accounts, therefore management does not believe it is exposed to any significant credit risk related to cash and cash equivalents.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that a Broker/Dealer's aggregate indebtedness, as defined, shall not exceed fifteen times net capital, subject to a minimum net capital requirement. Minimum net capital for the Company is $5,000; however, the Company cannot distribute income to its members until the capital is at least 120% of the minimum net capital, or $6,000 as of December 31, 2008. The Company had net capital of $23,277 at December 31, 2008, which was $18,277 in excess of its required net capital of $5,000.

Note 4 – Major Customer

The Company had one major customer for the year ended December 31, 2008, which comprised approximately 94% of total revenue.

Note 5 – Related Party Transactions

The Company paid consulting fees of $24,500 to L.R. Gray, LLC, an entity related to the Company through common ownership.

Note 6 – Exemption of SEC Rule 15c3-3 Reserve Requirement

The Company is exempt from the provisions of SEC Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.



1st BRIDGEHOUSE
SECURITIES, LLC

Required Supplementary Information
December 31, 2008

1ST BRIDGEHOUSE SECURITIES, LLC
Computation of Net Capital Under Rule 15c3-1
December 31, 2008

Total members' equity	$ 23,277
Net capital (agrees to Company's December 31, 2008 Focus Report - Part IIA)	23,277
Net capital required	5,000
Excess net capital	$ 18,277

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Information Relating to the Possession or Control
Requirements Under Rule 15c3-3
December 31, 2008

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Reconciliation Between the Audited and Unaudited
Statements of Financial Condition with Respect to
Methods of Consolidation
December 31, 2008

Not Applicable

See Independent Auditor's Report

1ST BRIDGEHOUSE SECURITIES, LLC
Material Inadequacies Found to Exist or Found to
Have Existed Since the Date of the Previous Audit
December 31, 2008

None

See Independent Auditor's Report



Independent Auditor's Report on Internal Control Required by SEC Rule 17A-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

L. Rainey Gray
1st BridgeHouse Securities, LLC
Franklin, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of 1st BridgeHouse Securities, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration on control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in conformity with management's authorization and recorded properly to permit

PRICE CPAs, PLLC

3825 Bedford Ave., Suite 202	Phone 615.385.0686	*A member of the*
P.O. Box 150749	Fax 615.463.0586	*American Institute of Certified*
Nashville, Tennessee 37215	www.pricecpas.com	*Public Accountants*

the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Price CPAs, PLLC
February 27, 2009



1st BRIDGEHOUSE

SECURITIES, LLC

Financial Statements
December 31, 2008

Table of Contents